

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

June 17, 2008

Via Facsimile and U.S. Mail

Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, CA 94556

>   **Re: Davidson Diversified Real Estate II**
>   **Schedule TO-T by MPF Badger Acquisition et al.**
>   **Filed June 12, 2008**
>   **File No. 005-39203**

Dear Mr. Patterson:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

1. Please tell us what consideration was given to including Sutter Capital Management, LLC and MPF Advisers, LLC as bidders in this tender offer. We note that Sutter is the general partner of some of the purchasers and that Sutter is wholly owned by MPF Advisers. In addition to these entities, other persons or entities who control them may also need to be included as bidders in the tender offer. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. To the extent you determine not to add additional bidders, please provide your analysis in your response letter. To the

extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Offer to Purchase

2. We note that the purchasers and their affiliates own 37.5 units. Please revise to state the aggregate number and percentage for each filing person or associate. Refer to Item 1008(a) of Regulation M-A.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions